August 13, 2015

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-07-15

QUATERRA ANNOUNCES COMMENCEMENT OF DRILLING AT BEAR
COPPER DEPOSIT, YERINGTON, NEVADA

22,500-foot program funded with Freeport Nevada option payments to Quaterra subsidiary SPS

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced that exploration drilling has commenced at the Bear deposit, a large porphyry copper system located on the Company’s 51-square-mile property in the historic Yerington Copper District of Nevada.

The 22,500-foot, five- to seven-hole drill campaign follows an announcement on June 15, 2015, that SPS intends using US$7.1 million in option payments by Freeport-McMoRan Nevada LLC (“Freeport Nevada”) to explore and define the Bear deposit. Freeport Nevada is a wholly owned subsidiary of Freeport Minerals Corporation, which in turn is a wholly owned subsidiary of Freeport-McMoRan Inc. (“FCX”).

The objectives of the 2015 program at the Bear are to:

  Twin one previous historic drill hole to corroborate historic assay results.
  Test whether the thicker and higher-grade intercepts extend to the north of previous drilling as suggested by grade-thickness contouring.
  Determine the geologic controls for higher-grade mineralization.
  Establish the limits of the mineralized system horizontally and at depth.

Boart Longyear has been selected as the drill contractor. Each hole will include Rotosonic drilling to bedrock followed by coring to total depth. Drill results will be released starting before the end of the year. Drilling is expected to be completed by the end of the first quarter of 2016.

Quaterra has also performed a magneto telluric (MT) geophysical survey over the Bear target area, consisting of 108 stations at 250 meter spacing. Data processing is in progress. It is anticipated that the MT survey may assist in the detection of major fault structures, intrusive rock types and alteration patterns, all of which may be used to gain a better understanding of the Bear deposit, and to assist in drill site selection.

Quaterra President and CEO Steven Dischler says this year’s drilling will focus on the Bear deposit because of its large footprint and potential to contain copper grades above district averages. “The Bear deposit as presently known covers at least two square miles. We are excited to have an opportunity to drill and test the potential northerly extension of this large mineralized system in the Yerington District,” says Mr. Dischler. “With success, the Bear deposit could be a catalyst to expedite development of the entire district.”

The Bear deposit was explored forty to fifty years ago by two major companies. Quaterra has consolidated key acreage covering the area of the Bear deposit and has compiled data from 125,000 feet of historic drilling in 49 drill holes that indicate the deposit is still underexplored and open in several directions. Quaterra, however, does not treat earlier historic resource estimates of the Bear as current mineral resources. A qualified person has not done sufficient work to classify historic estimates as a current mineral resource. Additional drilling is required to confirm the extent and grades of mineralization at the Bear, and to bring any resource estimate in line with NI 43-101 standards.

The Bear deposit is one of three known copper deposits on Quaterra’s 51-square-mile property at Yerington, a district with a rich history of successful copper production. Quaterra’s land position also contains the Yerington pit previously mined by Anaconda and the MacArthur deposit. Quaterra has invested some US$28 million in the Yerington District since 2006, and has released oxide and sulfide resources at MacArthur and Yerington, and a preliminary economic assessment at MacArthur. It also owns valuable water rights in the district and has additional water rights under option. Together, Quaterra’s Yerington assets have the potential to be transformed into a large-scale, long-life copper mining operation.

In terms of the option agreement between Quaterra and Freeport Nevada, the 12-month period starting in June 2015 is stage two of a three-stage agreement which gives Freeport Nevada an option to earn to a 55% interest in SPS by paying US$40.7 million in option payments to SPS over four years. Of this amount, Freeport Nevada has made option payments of US$2.5 million in the twelve months to June 2015, and has commited an additional US$7.1 million in the twelve months to June 2016. Freeport Nevada can earn a further 20% in SPS (increasing its holding to 75%) by spending a further US$97.9 million or by funding SPS to complete a feasibility study. Before then, Freeport Nevada can terminate the agreement at its discretion.

Technical information in this news release has been approved by Steven Dischler, the President and CEO of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as "believes", “anticipates”, “intends”, “has the potential”, "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will receive all option payments over the next 12 months, that exploration results on the Bear deposit will define further mineralization, that if exploration results on the Bear deposit are successful it could expedite the development of the entire district, that exploration results will identify new exploration targets, identify copper grades above district averages, or support a resource on the property, that historic exploration results will be confirmed by new exploration, and that the Yerington assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.